UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

For Period Ended:		June 30, 2001
	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing	in this	form shall be construed to imply	that the	Commission	has
verified any information contained herein.

If the notification relates to a portion of the filing checked above,		identify
the Item(s) to which the notification relates:_____________________________

PART 1
REGISTRANT INFORMATION

Full Name of Registrant: e-Channels Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

290 Elgar, suite 111,Ile des Soeurs

City, State and Zip Code: Quebec, H3E1c9, Cananda

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

[x]	(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following
the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra
Sheets if Needed)

The registrant has not received its financial statements from the auditing accountant. If received on due date of 8-14-01, it could not be incorporated and submitted electronically within the prescribed period.
Therefore the required filing cannot be completed on a timely basis.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard	to	this
notification

Paul Lanham 514 766-9313
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the
earnings statements to be included in the subject report or	portion
thereof? [ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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MPEG Super Site, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: AUGUST 14 , 2001 By: /s/ Paul Lanham
----------------- ----------------------------
Paul Lanham, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General
Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the
Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b)
of Regulation S-T (Section 232.13(b) of this chapter).